Exhibit 99.1

BELITE BIO, INC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 15, 2025

Dear Shareholder,

Notice is hereby given that Belite Bio, Inc, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “AGM”) at the offices of Belite Bio, Inc, 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States, at 9:30 a.m. (Pacific Time) on April 15, 2025 for the purpose of considering and, if thought fit, passing the following resolutions:

1.	that Mr. Yu-Hsin Lin be re-elected as a director of the Company.

2.	that Mr. Hao-Yuan Chuang be re-elected as a director of the Company.

3.	that Ms. Wan-Shan Chen be re-elected as a director of the Company.

4.	that Mr. John M. Longo be re-elected as an independent director of the Company.

5.	that Mr. Ita Lu be re-elected as an independent director of the Company.

6.	that Mr. Gary C. Biddle be re-elected as an independent director of the Company.

7.	that Ms. Hung-Wei Chen be removed as a director of the Company.

8.	that Ms. Xiao-Hui Chen be elected as a director of the Company.

You can find more information about the agenda in the attached proxy statement. Only shareholders registered in the register of members of the Company at the close of business on March 14, 2025, Cayman Island Time (the “Record Date”) are entitled to attend and vote at the AGM.

We cordially invite all shareholders of the Company to attend the AGM in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card, which also serves as voting card, as promptly as possible to ensure your representation and the presence. If you send in your proxy card and then decide to attend the AGM to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be submitted to the attention of Ms. Jennifer Wu, Belite Bio, Inc, 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States, and arrive no later than April 11, 2025, at 6:00 p.m. (Pacific Time). The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 are also available through our website at https://investors.belitebio.com/.

By Order of the Board of Directors,

Yu-Hsin Lin
Chairman of the Board and
Chief Executive Officer
March 18, 2025